Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS	NOVEMBER 8, 2023

Management’s Discussion and Analysis (“MD&A”) for Enerflex Ltd. (“Enerflex” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements (the “Financial Statements”) for the three and nine months ended September 30, 2023 and 2022, the Company’s 2022 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2022, and the cautionary statements regarding forward-looking information in the “Forward-Looking Statements” section of this MD&A.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”, and is presented in Canadian dollars unless otherwise stated.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the AIF and in the Company’s Management Information Circular dated March 10, 2023, which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

SUMMARY RESULTS

	Three months ended September 30,		Nine months ended September 30,

($ Canadian thousands, except percentages)	2023	2022[1]	2023	2022[1]

Revenue	$778,173	$392,813	$2,379,887	$1,087,959

Gross margin	146,238	78,670	454,064	195,902

Selling and administrative expenses (“SG&A”)	114,850	55,102	330,256	145,252

Operating income	$31,388	$23,568	$123,808	$50,650

Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	103,760	(2,375)	323,001	69,580

Earnings before finance costs and income taxes (“EBIT”)	32,635	(24,070)	125,823	3,937

Net earnings (loss)	5,714	(32,808)	16,415	(19,825)

Cash provided by operating activities	70,867	37,713	64,322	36,098

Key Financial Performance Indicators (“KPIs”)[2]

Engineered Systems bookings	$559,560	$347,630	$1,398,129	$897,810

Engineered Systems backlog	1,565,937	883,698	1,565,937	883,698

Gross margin as a percentage of revenue	18.8%	20.0%	19.1%	18.0%

Adjusted EBITDA	121,747	54,795	386,689	137,458

Distributable cash flow	42,665	27,781	149,775	70,761

Long-term debt	1,403,426	368,413	1,403,426	368,413

Net debt	1,239,997	169,626	1,239,997	169,626

Bank-adjusted net debt to EBITDA ratio[3]	2.7	-	2.7	-

Return on capital employed (“ROCE”)[4]	3.0%	1.6%	3.0%	1.6%

[1]

Comparative figures throughout this MD&A represent Enerflex’s results prior to the closing of the acquisition of Exterran Corporation (“Exterran”) on October 13, 2022 (the “Transaction”), and therefore do not reflect pre-acquisition historical data from Exterran.

[2]	These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of this MD&A.
[3]

The bank-adjusted net debt to EBITDA ratio is calculated based on the covenant requirements in effect at September 30, 2023. The current covenant requirements were not in effect during the three and nine months ended September 30, 2022 due to the pending close of the Transaction.

[4]	Determined by using the trailing 12-month period.

M-1

RESULTS OVERVIEW

•

Enerflex generated revenue of $778.2 million during the three months ended September 30, 2023, which is an increase over the three months ended June 30, 2023, and is driven by continued strong performance from the Company’s recurring businesses and North American (“NAM”) Engineered Systems product line. During the first nine months of 2023, Enerflex recorded revenue of $2,379.9 million compared to $1,088.0 million in the same period of 2022, primarily due to the contribution from the acquired Exterran business, with notable increases in Engineered Systems activity, higher contract compression utilizations in the USA, and increased After-Market Services activities from parts sales and customer maintenance.

•

During the three months ended September 30, 2023, the Company recorded gross margin of $146.2 million (18.8 percent), decreasing slightly from $147.2 million (18.9 percent) during the three months ended June 30, 2023. Enerflex’s gross margin for the nine months ended September 30, 2023 was $454.1 million (19.1 percent), increasing from $195.9 million (18.0 percent) during the nine months ended September 30, 2022, primarily due to the contribution from the acquired Exterran business, increased contribution from higher margin recurring revenue product lines, and an improvement in the Engineered Systems NAM margin profile.

•

The Company recorded SG&A of $114.9 million during the three months ended September 30, 2023, a quarter-over-quarter increase from $99.6 million of SG&A recorded during the three months ended June 30, 2023, driven primarily by a one-time bad debt recovery of $12.2 million in the second quarter of 2023. SG&A for the nine months ended September 30, 2023 was $330.3 million, compared to $145.3 million during the nine months ended September 30, 2022, primarily due to the additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs incurred to integrate Exterran. Further, the ongoing devaluation of the Argentine peso, caused by high inflation, resulted in foreign exchange losses of $17.3 million and $40.9 million during the three and nine months ended September 30, 2023, respectively which were partially offset by $2.8 million of gains from associated instruments to manage these losses during the three and nine months ended September 30, 2023. The Company also earned interest income on cash being held in Argentina of $7.8 million and $23.5 million that are not reflected in operating income for the three and nine months ended September 30, 2023, respectively.

•

Enerflex reported operating income of $31.4 million during the three months ended September 30, 2023, decreasing from the three months ended June 30, 2023 due to higher SG&A and lower gross margins. The Company reported $123.8 million of operating income for the nine months ended September 30, 2023, an increase of $73.2 million from the nine months ended September 30, 2022, primarily due to increased revenue and an improved gross margin percentage, which was partially offset by increased SG&A.

•

The Company invested $25.5 million in capital expenditures in the third quarter of 2023, predominantly comprised of $7.5 million of maintenance capital expenditures across the Company’s global Energy Infrastructure fleet, and $13.5 million of investments to expand the amount of electric driven equipment in the USA fleet based on customer demand.

•

Enerflex’s primary focus for 2023 is post-acquisition deleveraging. During the third quarter of 2023, the Company repaid $41.2 million of long-term debt, which was offset by the impact of foreign exchange and amortization of the deferred debt issuance costs. The Company continues to expect that it will reduce its net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio to less than 2.5 times by the end of 2023 through strong cash flow generation and the execution of its large Engineered Systems backlog. Enerflex plans to continue to strengthen its financial position to ensure the Company has significant flexibility through industry cycles. At September 30, 2023, the Company’s senior secured net funded debt to EBITDA ratio was 1.0:1, compared to a maximum ratio of 2.5:1, and the Company’s bank-adjusted net debt to EBITDA ratio was 2.7:1, compared to a maximum ratio of 4.5:1, according to the Company’s debt covenants.

•

The Company recorded Engineered Systems bookings of $559.6 million during the three months ended September 30, 2023, compared to $322.0 million during the three months ended June 30, 2023, and $347.6 million during the three months ended September 30, 2022. Enerflex continues to observe strong customer activity levels in North America, notably for cryogenic natural gas processing facilities and for electric compression, as customers aim to decarbonize their operations. During the nine months ended of 2023, Enerflex secured $1,398.1 million of Engineered Systems bookings, representing an increase of $500.3 million from the first nine months of 2022.

•

Engineered Systems backlog at September 30, 2023 was $1.6 billion, increasing from the Company’s $1.5 billion balance at December 31, 2022. The movement in the current period is related to the new bookings, offset by the drawdown of Enerflex’s existing backlog to drive strong Engineered Systems revenue recorded in the period.

•

On October 1, 2023, the Company announced that Mr. Rodney D. Gray resigned from his role as Senior Vice President and Chief Financial Officer (“CFO”). Mr. Preet Dhindsa was appointed as Interim CFO, effective October 13, 2023.

Management’s Discussion and Analysis	M-2

•

Subsequent to September 30, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on January 10, 2024, to shareholders of record on November 21, 2023. The Board of Directors (the “Board”) will continue to evaluate dividend payments on an ongoing basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

ADJUSTED EBITDA

The Company defines EBITDA as earnings before finance costs, taxes, and depreciation and amortization. Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes the adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. An example of items that are considered unique are restructuring, transaction and integration costs, while an example of an item that increases comparability includes share-based compensation, which fluctuates based on share price that can be influenced by external factors that are not directly relevant to the Company’s current operations. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation; severance costs associated with restructuring activities; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

The Company also adjusts for the impact of finance leases to eliminate the non-cash selling profit recognized when finance leases are put into service, and instead reflect the lease payments received over the term of the related lease. The Company believes the adjustment for the impact of finance leases in its Adjusted EBITDA calculation provides a better understanding of Enerflex’s cash-generating capabilities and also improves comparability for similar Energy Infrastructure assets with different contract terms.

M-3

Three months ended September 30, 2023

($ thousands)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$32,635	$40,064	$(13,219)	$5,790

Restructuring, and transaction and integration costs	6,259	3,845	1,320	1,094

Share-based compensation	(799)	(274)	(163)	(362)

Depreciation and amortization	71,125	24,880	16,730	29,515

Finance leases	12,527	-	486	12,041
Adjusted EBITDA	$121,747	$68,515	$5,154	$48,078

Three months ended September 30, 2022

($ thousands)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$(24,070)	$(33,371)	$1,725	$7,576

Transaction and integration costs	3,785	3,080	202	503

Share-based compensation	3,097	1,816	689	592

Impairment of goodwill	48,000	48,000	-	-

Depreciation and amortization	21,695	13,729	4,951	3,015

Finance leases	2,288	25	-	2,263
Adjusted EBITDA	$54,795	$33,279	$7,567	$13,949

Nine months ended September 30, 2023

($ thousands)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$125,823	$109,748	$(9,542)	$25,617

Restructuring, and transaction and integration costs	35,920	12,117	11,216	12,587

Share-based compensation	8,736	5,684	1,498	1,554

Depreciation and amortization	197,178	68,563	45,538	83,077

Finance leases	19,032	-	1,817	17,215
Adjusted EBITDA	$386,689	$196,112	$50,527	$140,050

Nine months ended September 30, 2022

($ thousands)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$3,937	$(22,863)	$8,082	$18,718

Transaction and integration costs	14,052	10,196	1,584	2,272

Share-based compensation	4,479	2,825	866	788

Impairment of goodwill	48,000	48,000	-	-

Depreciation and amortization	65,643	40,762	15,779	9,102

Finance leases	1,347	160	-	1,187
Adjusted EBITDA	$137,458	$79,080	$26,311	$32,067

Refer to the section “Segmented Results” of this MD&A for additional information about results by geographic location.

Management’s Discussion and Analysis	M-4

ENGINEERED SYSTEMS BOOKINGS AND BACKLOG

Enerflex monitors its Engineered Systems bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from customers. Bookings increase backlog in the period they are received, while revenue recognized on Engineered Systems products decreases backlog in the period the revenue is recognized.

The following tables set forth the Engineered Systems bookings and backlog by reporting segment:

	Three months ended September 30,		Nine months ended September 30,

($ thousands)	2023	2022	2023	2022

Engineered Systems Bookings

North America	$537,206	$333,052	$1,260,069	$860,688

Latin America	10,845	6,117	33,478	30,961

Eastern Hemisphere	11,509	8,461	104,582	6,161

Total Engineered Systems bookings	$559,560	$347,630	$1,398,129	$897,810

($ thousands)			September 30, 2023	December 31, 2022

Engineered Systems Backlog

North America			$1,305,466	$1,074,151

Latin America			45,764	52,825

Eastern Hemisphere			214,707	378,894

Total Engineered Systems backlog			$1,565,937	$1,505,870

Enerflex continues to observe strong customer activity levels. Included in the Company’s bookings were two large cryogenic natural gas processing facilities, reflecting Enerflex’s expanded product offerings stemming from the Transaction. Enerflex recorded bookings of $1.4 billion during the first nine months of 2023, increasing $500.3 million from the first nine months of 2022.

The Engineered Systems backlog of $1.6 billion remained robust at September 30, 2023, increased by $0.1 billion from December 31, 2022. New project bookings added to the backlog offset the drawdown of existing backlog, which drove strong Engineered Systems revenue recognition in the first nine months of 2023.

The global demand for natural gas remains robust, and Enerflex is well positioned to expand its Engineered Systems business by serving the growing natural gas markets in the Company’s key operating regions. However, continued volatility in commodity prices and recessionary fears could affect the Company’s ability to secure future bookings.

SEGMENTED RESULTS

Enerflex has three reporting segments: North America, Latin America (“LATAM”), and Eastern Hemisphere (“EH”), each of which are supported by Enerflex’s corporate function. Corporate overheads are allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used.

M-5

NORTH AMERICA SEGMENT RESULTS

	Three months ended September 30,		Nine months ended September 30,

($ thousands, except percentages)	2023	2022	2023	2022

Engineered Systems bookings	$537,206	$333,052	$1,260,069	$860,688

Engineered Systems backlog	1,305,466	764,020	1,305,466	764,020

Segment revenue	$490,959	$314,273	$1,460,774	$860,879

Intersegment revenue	3,742	(6,655)	(21,267)	(71,445)

Revenue	$494,701	$307,618	$1,439,507	$789,434

Revenue – Energy Infrastructure	$43,435	$44,216	$125,610	$105,227

Revenue – After-Market Services	103,602	75,515	285,143	209,645

Revenue – Engineered Systems	347,664	187,887	1,028,754	474,562

Gross Margin	94,719	53,153	260,620	125,460

SG&A	55,861	38,886	152,888	101,610

Operating income	38,858	14,267	107,732	23,850

EBIT	40,064	(33,371)	109,748	(22,863)

EBITDA	64,944	(33,371)	178,311	4,170

Adjusted EBITDA	68,515	33,729	196,112	79,080

Revenue as a % of consolidated revenue	63.6%	78.3%	60.5%	72.6%

Operating income as a % of revenue	7.9%	4.6%	7.5%	3.0%

EBIT as a % of revenue	8.1%	(10.8)%	7.6%	(2.9)%

EBITDA as a % of revenue	13.1%	(10.8)%	12.4%	0.5%

Enerflex recorded Engineered Systems bookings of $537.2 million in the NAM segment in the third quarter of 2023, which is a substantial increase of $204.2 million compared to the third quarter of 2022. Bookings for the first nine months of 2023 were $1.3 billion, representing a considerable increase of $399.4 million compared to the first nine months of 2022, reflecting sustained customer activity levels in the energy sector. Accordingly, NAM’s Engineered Systems backlog of $1.3 billion at September 30, 2023 is expected to result in strong Engineered Systems revenue generation over the near term.

Revenue of $494.7 million and $1,439.5 million for the three and nine months ended September 30, 2023 increased by $187.1 million and $650.1 million, respectively, compared to the same periods in 2022. The NAM segment continues to record strong revenue in all product lines in 2023, most significantly in Engineered Systems, which saw elevated activity levels on a stronger opening backlog and sustained bookings activity. After-Market Services revenues increased on strong parts sales, inflationary price adjustments and an increased volume of work. Lastly, Energy Infrastructure revenue decreased slightly in the third quarter of 2023 compared to the same period in 2022, primarily due to a non-recurring rental equipment sale of approximately $11 million during the third quarter of 2022, offset by increased contract compression utilizations, a larger fleet, and the positive impacts of inflationary price adjustments. Energy Infrastructure revenue increased in the first nine months of 2023 compared to the same period of 2022 resulting from increased contract compression utilizations, a larger fleet, and the positive impacts of inflationary price adjustments.

Gross margin increased during the three and nine months ended September 30, 2023 compared to 2022, which is attributable to higher overall revenues, as well as improved margins on sold Engineered Systems projects.

SG&A was higher during the three and nine months ended September 30, 2023 compared to the same periods last year, which is primarily due to additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs. These higher costs in the nine months ended September 30, 2023 were partially offset by a one-time bad debt recovery of a $12.2 million receivable that had previously been written off.

At September 30, 2023, the USA contract compression fleet totaled approximately 405,000 horsepower. The average utilization of the fleet for the three and nine months ended September 30, 2023 was 93 and 95 percent, reflecting strong customer demand and robust market fundamentals. Average utilization rates in 2023 decreased from 95 percent and increased from 93 percent average utilizations in the comparative periods in 2022, respectively.

Management’s Discussion and Analysis	M-6

LATIN AMERICA SEGMENT RESULTS

	Three months ended September 30,		Nine months ended September 30,

($ thousands, except percentages)	2023	2022	2023	2022

Engineered Systems bookings	$10,845	$6,117	$33,478	$30,961

Engineered Systems backlog	45,764	6,609	45,764	6,609

Segment revenue	$107,547	$29,072	$341,309	$122,665

Intersegment revenue	(2)	-	(773)	(36)

Revenue	$107,545	$29,072	$340,536	$122,629

Revenue – Energy Infrastructure	$77,097	$18,739	$249,421	$52,922

Revenue – After-Market Services	14,896	7,119	50,576	21,134

Revenue – Engineered Systems	15,552	3,214	40,539	48,573

Gross Margin	24,354	7,761	86,025	23,562

SG&A	37,611	6,036	95,565	15,480

Operating income (loss)	(13,257)	1,725	(9,540)	8,082

EBIT	(13,219)	1,725	(9,542)	8,082

EBITDA	3,511	1,725	35,996	18,910

Adjusted EBITDA	5,154	7,567	50,527	26,311

Revenue as a % of consolidated revenue	13.8%	7.4%	14.3%	11.3%

Operating income (loss) as a % of revenue	(12.3)%	5.9%	(2.8)%	6.6%

EBIT as a % of revenue	(12.3)%	5.9%	(2.8)%	6.6%

EBITDA as a % of revenue	3.3%	5.9%	10.6%	15.4%

Third quarter 2023 Engineered Systems bookings of $10.8 million increased by $4.7 million relative to the third quarter of 2022, with the Company securing projects in the LATAM region in the current period.

LATAM’s revenues increased by $78.5 million and $217.9 million in the three and nine months ended September 30, 2023 when compared to the same periods in 2022, primarily driven by revenues generated by the Company’s expanded contracted Energy Infrastructure fleet stemming from the Transaction. After-Market Services revenues also increased year-over-year, while Engineered Systems revenues increased in the third quarter of 2023 compared to the third quarter of 2022 primarily due to higher backlog. However, Engineered Systems revenue decreased in the first nine months of 2023 compared to the same period of 2022 as a result of a major project being completed during the second quarter of 2022.

Total gross margins expanded during the three and nine months ended September 30, 2023 compared to the same periods in 2022 as a result of higher overall revenues from increased activity and higher realized gross margins from the Company’s Energy Infrastructure assets.

SG&A was higher during the three and nine months ended September 30, 2023 compared to 2022, primarily due to additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs. Further, Enerflex recognized foreign exchange losses of $17.3 million and $40.9 million during the three and nine months ended September 30, 2023, respectively, due to the ongoing devaluation of the Argentine peso. These foreign exchange losses were partially offset by $2.8 million of gains from associated instruments during the three and nine months ended September 30, 2023. The Company also earned interest income on cash being held in Argentina of $7.8 million and $23.5 million that are not reflected in operating income for the three and nine months ended September 30, 2023, respectively.

M-7

EASTERN HEMISPHERE SEGMENT RESULTS

	Three months ended September 30,		Nine months ended September 30,

($ thousands, except percentages)	2023	2022	2023	2022

Engineered Systems bookings	$11,509	$8,461	$104,582	$6,161

Engineered Systems backlog	214,707	113,069	214,707	113,069

Segment revenue	$178,098	$56,298	$605,797	$176,224

Intersegment revenue	(2,171)	(175)	(5,953)	(328)

Revenue	$175,927	$56,123	$599,844	$175,896

Revenue – Energy Infrastructure	$69,445	$19,865	$194,078	$60,015

Revenue – After-Market Services	46,212	26,475	136,997	67,355

Revenue – Engineered Systems	60,270	9,783	268,769	48,526

Gross Margin	27,165	17,756	107,419	46,880

SG&A	21,378	10,180	81,803	28,162

Operating income	5,787	7,576	25,616	18,718

EBIT	5,790	7,576	25,617	18,718

EBITDA	35,305	7,576	108,694	24,805

Adjusted EBITDA	48,078	13,949	140,050	32,067

Revenue as a % of consolidated revenue	22.6%	14.3%	25.2%	16.2%

Operating income (loss) as a % of revenue	3.3%	13.5%	4.3%	10.6%

EBIT as a % of revenue	3.3%	13.5%	4.3%	10.6%

EBITDA as a % of revenue	20.1%	13.5%	18.1%	14.1%

The EH segment had $11.5 million bookings in the third quarter of 2023, while bookings of $104.6 million in the first nine months of 2023 increased significantly primarily as a result of an increased scope for an in-flight project acquired from Exterran. EH’s backlog increased in the current period due to the backlog balance acquired from Exterran, partially offset by the natural gas infrastructure project that commenced operations in the first quarter of 2023. The project is being accounted for as a finance lease.

Revenue increased by $119.8 million and $423.9 million during the three and nine months ended September 30, 2023, compared to the three and nine months ended September 30, 2022. Engineered Systems revenue was higher as a result of a strong opening backlog. The nine months ended September 30, 2023 also includes non-cash selling profit recognized from a natural gas infrastructure project which commenced operations in the first quarter of 2023. Energy Infrastructure revenues increased primarily from the contribution of the aforementioned natural gas infrastructure project, in addition to the two Build-Own-Operate-Maintain (“BOOM”) produced water facilities that were brought to commercial operation in the fourth quarter of 2022 and the first quarter of 2023. After-Market Services revenues increased from customer maintenance activities and parts sales in all regions.

Gross margins for the three and nine months ended September 30, 2023 were higher than the same periods in 2022, primarily due to increased activity and higher margin Engineered Systems projects being executed.

SG&A was higher during the three and nine months ended September 30, 2023 relative to the same periods in 2022 due to the additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs.

Management’s Discussion and Analysis	M-8

GROSS MARGIN BY PRODUCT LINE

Each of Enerflex’s regional business segments oversees the execution of all three product lines described above: Energy Infrastructure, After-Market Services and Engineered Systems.

The Company considers its Energy Infrastructure and After-Market Services product lines to be recurring in nature, given that revenues are typically contracted and extend into the future. The Company aims to diversify and expand Energy Infrastructure and After-Market Services offerings, which the Company believes offer longer-term stability in earnings compared to Engineered Systems revenue, which historically have been dependent on the cyclical demand for new compression, processing, and electric power equipment. While individual Energy Infrastructure and After-Market Services contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line’s gross margins are disclosed in the tables below.

Three months ended September 30, 2023
($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$778,173	$189,977	$164,710	$423,486
Cost of goods sold:
Operating expenses	577,535	86,768	133,675	357,092
Depreciation and amortization	54,400	46,483	3,145	4,772

Gross margin	$146,238	$56,726	$27,890	$61,622

Gross margin %	18.8%	29.9%	16.9%	14.6%

Three months ended September 30, 2022
($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$392,813	$82,820	$109,109	$200,884
Cost of goods sold:
Operating expenses	294,544	34,456	88,040	172,048
Depreciation and amortization	19,599	15,649	2,472	1,478

Gross margin	$78,670	$32,715	$18,597	$27,358

Gross margin %	20.0%	39.5%	17.0%	13.6%

Nine months ended September 30, 2023
($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$2,379,887	$569,109	$472,716	$1,338,062
Cost of goods sold:
Operating expenses	1,773,292	257,561	376,798	1,138,933
Depreciation and amortization	152,531	134,407	8,744	9,380

Gross margin	$454,064	$177,141	$87,174	$189,749

Gross margin %	19.1%	31.1%	18.4%	14.2%

M-9

Nine months ended September 30, 2022
($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$1,087,959	$218,164	$298,134	$571,661
Cost of goods sold:
Operating expenses	834,494	86,727	245,421	502,346
Depreciation and amortization	57,563	45,034	7,524	5,005

Gross margin	$195,902	$86,403	$45,189	$64,310

Gross margin %	18.0%	39.6%	15.2%	11.2%

INCOME TAXES

The Company reported an income tax recovery of $5.3 million for the three months ended September 30, 2023, compared to an income tax expense of $4.2 million in the same period of 2022. The decrease is the result of the reversal of purchase price allocation adjustments related to the disposition of certain assets. The Company reported an income tax expense of $16.7 million for the nine months ended September 30, 2023, compared to an income tax expense of $10.9 million in the same period of 2022. The year-over-year change is primarily driven by unrecognized deferred tax deductions related to head office cost and interest expenses in Canada, partially offset by the decrease in foreign earnings, and tax related to the goodwill impairment in the third quarter of 2022 that did not repeat.

LEGAL PROCEEDINGS

On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of Exterran MXN$2,152 million in connection with a dispute relating to the employee’s severance pay following termination of their employment in 2015.

Enerflex believes the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million as severance based on an appellate court’s determination that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s January 2022 order significantly increased the amount the employee is owed, ignoring the actual salary that had been established by the appellate court and using an amount the former employee never actually received while working for Exterran.

Enerflex has appealed the decision, and the appeal is pending before the courts in Mexico. In the meantime, the Company is pursuing all other available avenues to preserve its rights, including rights under the Agreement between the United States of America, the United Mexican States, and Canada (“USMCA”) investment treaty arguing that the conduct of the Labor Board in Mexico amounts to violations of protections available under the North American Free Trade Agreement.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

ENERFLEX STRATEGY

Enerflex’s vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; financial discipline and strength; profitable growth achieved through vertically integrated and geographically diverse product offerings; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business over its 40-plus-year history.

Enerflex delivers modularized energy solutions to customers in key global natural gas growth markets. The Company’s vertically integrated product offerings include processing, cryogenic, compression, electric power, and produced water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex also works closely with customers to enable their decarbonization efforts, with proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas (“RNG”), and hydrogen solutions.

Management’s Discussion and Analysis	M-10

With the acquisition of Exterran, Enerflex executed its strategy to build an increasingly resilient and sustainable business through its Energy Infrastructure and After-Market Services product lines, and as a result, expects to stabilize cash flows and reduce cyclicality in the business over the long term.

OUTLOOK

The underlying macro drivers for Enerflex’s business are robust, with the ongoing focus on global energy security and the growing need for low-emission natural gas resulting in strong demand for Enerflex’s energy infrastructure and energy transition solutions.

STRATEGIC PRIORITIES

Heading into 2024, Enerflex’s performance will be underpinned by recurring Energy Infrastructure and After-Market Services product lines, including a large platform of international assets that are expected to continue serving the growing need for reliable power and energy independence. The Company’s USA contract compression fleet is expected to benefit from ongoing strength in customer demand.

Complementing Enerflex’s recurring businesses is the Engineered Systems product line, which carries a record backlog of $1.6 billion. The Company expects the majority of its backlog to convert into revenue over the next 12 months.

Enerflex is targeting a disciplined capital program in 2024. In addition, the Company will continue to regularly review opportunities to optimize its geographic footprint and business platform. Enerflex will prioritize debt reduction, synergy realization, and operational efficiency. The Company also continues to evaluate its target long-term capital structure and capital allocation parameters and expects to provide more clarity in coming months.

The long-term fundamentals for natural gas are robust, given its critical role in supporting global decarbonization efforts and future economic growth. Enerflex is poised to capitalize on the growing demand for low-carbon solutions through its vertically integrated natural gas and energy transition offerings.

INTEGRATION OF EXTERRAN CORPORATION

Enerflex is progressing the integration of Exterran to become a more resilient and profitable business. Since closing the Transaction, Enerflex has captured approximately US$50 million of annual run-rate synergies and expects to realize the total US$60 million of anticipated synergies within 12 to 18 months from Transaction close of October 13, 2022.

2023 GUIDANCE

Enerflex is reaffirming all of its full-year 2023 financial guidance as last provided with our second quarter results.

(US$ millions, except ratios and percentages)	November 8, 2023	August 9, 2023[1]

Annual run-rate synergies[2]	60	60
Adjusted EBITDA[2,3]	380 – 420	380 – 420
Bank-adjusted net debt to EBITDA ratio[3,4]	<2.5x	<2.5x
Capital expenditures and contract assets
Maintenance capital expenditures	40 – 50	40 – 50
Contract assets related to the Cryogenic Facility[5]	40 – 50	40 – 50
PP&E and growth capital expenditures	80 – 90	80 – 90
Total	160 – 190	160 – 190
Other non-discretionary expenditures[6]	180 – 210	180 – 210

[1]	Refer to the August 9, 2023 news release entitled “Enerflex Ltd. Reports Strong Second-Quarter 2023 Financial and Operational Results.
[2]	Synergy capture is subject to timing considerations of being realized within 12 to 18 months of Transaction close.
[3]

Non-IFRS measure that is not a standardized financial measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Forward Looking Statements” of this MD&A.

[4]

Calculated in accordance with the Company’s debt covenants, which permit: (a) the inclusion of Exterran’s bank-adjusted EBITDA for the trailing 12 months ended for the respective period; and (b) a maximum of 4.5:1.

[5]

Formerly referred to as work-in-progress in the Company’s financial guidance. The Cryogenic Facility is being accounted for as a sale within the Engineered Systems product line and presented as a contract asset on Enerflex’s consolidated statements of financial position.

[6]	Includes net working capital, finance costs, cash income taxes, and dividends.

M-11

The Company anticipates adjusted EBITDA as currently reported to be at the low end of its guidance range, inclusive of the impact from volatility in foreign exchange markets. The ongoing devaluation of the Argentine peso resulted in foreign exchange losses of $40.9 million during the nine months ended September 30, 2023, which is reported in SG&A. Also recorded in SG&A is $2.8 million of investment income earned from associated instruments that partially offsets the impact of these foreign exchange losses. Additionally, there is $23.5 million of interest income on cash and associated instruments reported as part of net finance costs.

Enerflex anticipates total 2023 PP&E and growth capital expenditures of US$80 million to US$90 million, approximately half of which is for the completion of two BOOM produced water projects that were originally anticipated in 2022 but were largely recognized in Q1 2023. In addition, Enerflex plans to invest in various small-scale, customer-sanctioned projects in the USA, LATAM, and EH.

Enerflex expects its other non-discretionary expenditures, which includes net working capital, finance costs, cash income taxes and dividends, to total US$180 million to US$210 million.

ENERGY TRANSITION

As the transition to a lower-carbon economy unfolds, Enerflex is collaborating with customers to advance projects that decarbonize and electrify operations and support infrastructure for RNG, biofuels, and hydrogen solutions. In the USA, the Inflation Reduction Act has accelerated the development of numerous carbon capture projects, growing the future opportunity set for Enerflex given its expertise in delivering modularized engineered-to-order process solutions. Enerflex has also engaged in several projects to design, engineer, and manufacture carbon capture and other low-carbon applications, including piloting activities to accelerate the identification and implementation of best-in-class solutions.

Over the long term, Enerflex will continue to evaluate and create paths that will allow for participation in developing and growing markets, which is expected to shape the energy transition landscape over the next several decades.

OUTLOOK BY SEGMENT

North America

Capital discipline continues to be at the forefront for North American upstream exploration and production companies. In the USA, Enerflex is observing strong demand for its products and services in the liquids-weighted Permian Basin. In Canada, Enerflex’s market outlook is constructive following the initial agreement on future resource development between the Blueberry River First Nations and the Government of British Columbia coupled with increasing activity for eventual liquefied natural gas (“LNG”) exports.

Given the robust long-term demand profile for natural gas and LNG exports in the USA, Enerflex anticipates that utilization rates for its contract compression fleet will remain elevated, demand for the Exterran Cryogenic product line will strengthen, and sold margins on new Engineered Systems bookings will remain strong. Additionally, the Company expects increased After-Market Services-related activities across the region will continue through 2023, including parts sales, overhauls, and retrofitting activities.

Latin America

With its expanded Energy Infrastructure platform, Enerflex generates predictable recurring revenues in Latin America and will continue to manage regional geopolitical risks. Over time, the Company plans to increase its contract compression fleet utilization by re-contracting and redeploying idle fleet to meet rising local demand since many nations throughout the region have indicated a growing need for reliable power and a desire to reduce their overall dependency on imported natural gas. Enerflex’s presence and product offering is aligned with market drivers and the overall Company strategy.

Eastern Hemisphere

Enerflex’s near-term focus in Europe, Africa and Middle East is strong operational execution, delivering cost improvements within existing operations, and safely advancing the Cryogenic Facility project. The Company also continues to explore new markets and opportunities requiring modular solutions to bolster cash flows in the region. Over the long term, Enerflex expects ongoing demand for larger-scale energy infrastructure assets and integrated turnkey projects.

In Asia Pacific, a strong LNG export market, and recent legislation surrounding emissions-reduction targets in Australia, are expected to strengthen the demand for natural gas and energy transition solutions in the region.

Management’s Discussion and Analysis	M-12

NON-IFRS MEASURES

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include Engineered Systems bookings and backlog, recurring revenue, EBITDA, net debt to EBITDA ratio, bank-adjusted net debt to EBITDA ratio, and ROCE, and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below where appropriate. Engineered Systems bookings and backlog do not have a directly comparable IFRS measure.

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022

EBITDA and Adjusted EBITDA
EBIT	$32,635	$(24,070)	$125,823	$3,937
Depreciation and amortization	71,125	21,695	197,178	65,643
EBITDA	$103,760	$(2,375)	$323,001	$69,580
Adjusted EBITDA[1]	$121,747	$54,795	$386,689	$137,458

Recurring Revenue
Energy Infrastructure	$189,977	$82,820	$569, 109	$218,164
After-Market Services	164,710	109,109	472,716	298,134
Impact of finance leases	12,527	2,288	36,874	7,904
Total recurring revenue	$367,214	$194,217	$1,078,699	$524,202
% of total revenue	47.2%	49.4%	45.3%	48.2%

ROCE
Trailing 12-month EBIT	$81,076	$24,492	$81,076	$24,492

Capital employed – beginning of period
Net debt[2]	$1,234,125	$198,873	$1,136,549	$158,664
Shareholders’ equity	1,522,667	1,378,897	1,542,908	1,353,754
	$2,756,792	$1,577,770	$2,679,457	$1,512,418
Capital employed – end of period
Net debt[2]	$1,239,997	$169,626	$1,239,997	$169,626
Shareholders’ equity	1,546,975	1,419,844	1,546,975	1,419,844
	$2,786,972	$1,589,470	$2,786,972	$1,589,470

Average capital employed[3]	$2,743,261	$1,556,918	$2,743,261	$1,556,918
ROCE	3.0%	1.6%	3.0%	1.6%

1 Refer to the “Adjusted EBITDA” section of this MD&A.

2 Net debt is defined as short- and long-term debt less cash and cash equivalents.

3 Based on a trailing four-quarter average.

M-13

DISTRIBUTABLE CASH FLOW

The Company defines distributable cash flow as cash provided by operating activities adjusted for the net change in working capital and other, less maintenance capital expenditures and lease payments. Distributable cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure as a way to assist users of the Financial Statements assess the level of free cash generated and to fund other non-operating activities such as payments to creditors, dividends, and capital expenditures. The following tables reconciles distributable cash flow to the most directly comparable IFRS measure, cash provided by operating activities:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022

Cash provided by (used in) operating activities	$70,867	$37,713	$64,332	$36,098
Add (deduct):
Net change in working capital and other[1]	(14,602)	(1,366)	130,228	56,324
	$56,265	$36,347	$194,560	$92,422
Maintenance capital expenditures	(7,455)	(4,940)	(28,298)	(10,704)
Leases	(6,145)	(3,626)	(16,487)	(10,957)
Distributable cash flow	$42,665	$27,781	$149,775	$70,761

1Included in net change in working capital and other are proceeds of $28.0 million from the settlement of preferred shares received during the three months ended March 31, 2023.

BANK-ADJUSTED NET DEBT TO EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex’s bank-adjusted net debt to EBITDA ratio. These adjustments and Enerflex’s bank-adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company’s financing agreements.

CAPITAL EXPENDITURES AND EXPENDITURES FOR FINANCE LEASES

Enerflex distinguishes capital expenditures invested in Energy Infrastructure assets as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing Energy Infrastructure assets, while growth expenditures are intended to expand the Company’s Energy Infrastructure fleet. The Company may also incur costs related to the construction of Energy Infrastructure assets determined to be finance leases. These costs are accounted for as work-in-progress (“WIP”) related to finance leases, and once the project is completed and enters service, it is reclassified to COGS.

During the three months ended September 30, 2023, Enerflex invested $25.5 million in capital expenditures, including maintenance of the Company’s global Energy Infrastructure fleet, as well as small-scale investments to expand the fleet across all regions. During the nine months ended September 30, 2023, Enerflex invested $119.3 million in capital expenditures, primarily for the completion of two large BOOM produced water facilities in the Middle East.

Capital expenditures and expenditures for finance leases are shown in the table below:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Additions to PP&E	$4,523	$1,920	$14,451	$4,911
Additions to Energy Infrastructure assets:
Maintenance	7,455	4,940	28,298	10,704
Growth	13,489	21,672	76,557	30,603
Total capital expenditures	$25,467	$28,532	$119,306	$46,218
Expenditures for finance leases	$-	$19,073	$4,730	$60,017
Total capital expenditures and expenditures for finance leases	$25,467	$47,605	$124,036	$106,235

Management’s Discussion and Analysis	M-14

FINANCIAL POSITION

The following table outlines significant changes in the consolidated statements of financial position as at September 30, 2023 compared to December 31, 2022:

($ millions)	Increase (Decrease)	Explanation

Current assets	$(12.4)

The decrease in current assets is due to lower cash and cash equivalents, the WIP related to finance leases being transferred to COGS upon commencement of Enerflex’s natural gas infrastructure project in the Middle East, and decreased prepayments, partially offset by increases in accounts receivable, contract assets, inventories, and short-term investments.

Energy infrastructure assets	$(29.7)	The decrease in energy infrastructure assets is primarily due to depreciation, disposals and impairments, offset by organic investments in the Company’s energy infrastructure fleet.
Contract assets	$31.8	The increase in the non-current portion of contract assets is due to expanded manufacturing activity in the USA.
Lease right-of-use assets	$14.5	The increase in lease right-of-use assets is due to additions, partially offset by depreciation and dispositions.
Finance leases receivable	$(9.7)

The decrease in the long-term portion of finance leases receivable is due to billings and payments from customers, and the classification of a finance lease receivable as current related to the disposal of certain assets subsequent to September 30, 2023, partially offset by the recognition of a 10-year natural gas infrastructure project that began operations during the first quarter of 2023.

Intangibles	$(19.9)	The decrease in intangibles is primarily due to amortization.
Goodwill	$(7.2)	The decrease in goodwill is due to the impact of foreign exchange.
Other assets	$(25.7)	The decrease in other assets is primarily due to the preferred shares that the Company previously held and were settled during the period.
Current liabilities	$(39.3)

The decrease in current liabilities is primarily due to movements in accounts payable and accrued liabilities, and deferred revenues based on the timing of revenue recognition and milestone billings, partially offset by an increase in the current portion of long-term debt and income taxes payable.

Long-term debt	$(13.9)	The decrease in long-term debt is primarily due to the net repayment on the three-year secured Term Loan and the recognition of deferred transaction costs.
Lease liabilities	$11.8	The increase in lease liabilities is due to the additions related to lease right-of-use assets noted above, partially offset by payments made against lease liabilities.
Total shareholders’ equity	$4.1	Total shareholders’ equity increased due to net income and the impact of stock options, offset by unrealized losses on the translation of foreign operations, and dividends.

M-15

LIQUIDITY

The Company expects that cash flows from operations in 2023, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund its requirements for investments in working capital and capital assets. As at September 30, 2023, the Company held cash and cash equivalents of $163.4 million and had significant liquidity with access to $328.2 million for future drawings.

($ thousands)	September 30, 2023

Total Revolving Credit Facility (US$700,000)	$946,400
Less:
Drawings on Revolving Credit Facility	474,368
Letters of Credit[1]	143,800

Available for future drawings	$328,232

1 This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $18.2 million (US$13.5 million) are funded from the newly secured LC Facility. Refer to Note 10 “Long-Term Debt” of the Financial Statements for more information.

The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and senior secured notes (the “Notes”), with the senior secured net funded debt, which is comprised of the Revolving Credit Facility and the Term Loan, to EBITDA ratio of 1.0:1, compared to a maximum ratio of 2.5:1, and a bank-adjusted net debt to EBITDA ratio of 2.7:1, compared to a maximum ratio of 4.5:1. The Company exited the third quarter of 2023 with an interest coverage ratio of 4.2:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

SUMMARIZED STATEMENTS OF CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022

Cash and cash equivalents, beginning of period	$174,179	$147,078	$253,776	$172,758
Cash provided by (used in):
Operating activities	70,867	37,713	64,332	36,098
Investing activities	(30,401)	5,792	(121,138)	(10,936)
Financing activities	(50,488)	(298)	(26,276)	(8,876)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(728)	8,502	(7,265)	9,743

Cash and cash equivalents, end of period	$163,429	$198,787	$163,429	$198,787

OPERATING ACTIVITIES

For the three and nine months ended September 30, 2023, cash provided by operating activities was higher than the comparative period, primarily driven by higher net income and the net changes in working capital. Movements in the net change in working capital are explained in the “Financial Position” section of this MD&A.

INVESTING ACTIVITIES

Cash used in investing activities for the three and nine months ended September 30, 2023 is higher when compared to the same periods last year, primarily due to the increased capital expenditures on PP&E, energy infrastructure assets and intangible, and the purchase of short-term investments.

FINANCING ACTIVITIES

Cash used in financing activities increased during the three ended September 30, 2023 compared to the three months ended September 30, 2022 primarily due to a repayment on the Term Loan and the net repayment of the Revolving Credit Facility. The cash used in financing activities increased during the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 primarily due to the lower net proceeds from the Revolving Credit Facility and lower deferred transaction costs.

Management’s Discussion and Analysis	M-16

QUARTERLY SUMMARY

Three months ended ($ thousands, except per share amounts)	Revenue	Net earnings (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted

September 30, 2023	$778,173	$5,714	$0.05	$0.05

June 30, 2023	776,670	(2,823)	(0.02)	(0.02)

March 31, 2023	825,044	13,524	0.11	0.11

December 31, 2022	689,839	(81,118)	(0.68)	(0.68)

September 30, 2022	392,813	(32,808)	(0.37)	(0.37)

June 30, 2022	372,077	13,352	0.15	0.15

March 31, 2022	323,069	(369)	(0.00)	(0.00)

December 31, 2021	321,347	(32,707)	(0.36)	(0.36)

September 30, 2021	231,097	6,958	0.08	0.08

June 30, 2021	204,507	4,291	0.05	0.05

March 31, 2021	203,205	3,003	0.03	0.03

December 31, 2020	298,837	32,668	0.36	0.36

September 30, 2020	265,037	10,736	0.12	0.12

CAPITAL RESOURCES

On October 31, 2023, Enerflex had 123,927,997 common shares outstanding. Enerflex has not established a formal dividend policy and the Board anticipates setting the Company’s quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to September 30, 2023, the Board declared a quarterly dividend of $0.025 per share.

At September 30, 2023, the Company had combined drawings of $663.6 million against the Revolving Credit Facility and Term Loan (December 31, 2022 – $662.4 million). The weighted average interest rate on the Revolving Credit Facility and Term Loan at September 30, 2023 was 7.7 percent and 8.9 percent, respectively (December 31, 2022 – 7.0 percent and 7.8 percent, respectively).

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

($ thousands)	Maturity Date	September 30, 2023	December 31, 2022
Drawings on the Revolving Credit Facility (US$700,000)	October 13, 2025	$474,368	$459,202
Drawings on the Term Loan (US$140,000)	October 13, 2025	189,280	203,160
Notes (US$625,000)	October 15, 2027	845,000	846,500
Deferred transaction costs and Notes discount		(105,222)	(118,537)
		$1,403,426	$1,390,325

Current portion of long-term debt		$54,080	$27,088
Non-current portion of long-term debt		1,349,346	1,363,237
Long-term debt		$1,403,426	$1,390,325

At September 30, 2023, without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,508.6 million, and nil thereafter.

M-17

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that Management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Interim CFO, together with other members of Management, have evaluated the effectiveness of the Company’s DC&P and ICFR as at September 30, 2023, using the internal control integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, Management has concluded that the design and operation of the Company’s DC&P were adequate and effective as at September 30, 2023, to provide reasonable assurance that: a) material information relating to the Company and its consolidated subsidiaries would have been known to them and by others within those entities; and b) information required to be disclosed is recorded, processed, summarized, and reported within required time periods. Management also concluded that the design and operation of ICFR was adequate and effective as at September 30, 2023, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with IFRS.

There have been no significant changes in the design of the Company’s ICFR during the nine months ended September 30, 2023 that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

SUBSEQUENT EVENTS

Subsequent to September 30, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on January 10, 2024, to shareholders of record on November 21, 2023. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this MD&A includes (without limitation) forward-looking information and statements pertaining to: the expectations that the Company will reduce its bank-adjusted net debt to EBITDA ratio to less than 2.5 times by the end of 2023 through strong cash flow generation and the execution of its large Engineered Systems backlog; the expectation that the Company will continue to strengthen its financial position to ensure that the Company has significant flexibility through industry cycles; the global demand for natural gas to remain robust and the continued volatility in commodity prices and any impact on the Company’s ability to secure future booking; the NAM backlog which is expected to result in strong Engineered Systems revenue generation over the near term; the Company aims to diversify and expand Energy Infrastructure and After-Market Services offerings, which the Company believes offer longer-term stability in earnings compared to Engineered Systems revenue; the Company’s expectations to stabilize cash flows and reduce cyclicality in the business over the long-term; the disclosures under the section “Outlook” and “Outlook by Segment” including, but not limited to, the underlying macro drivers for Enerflex’s business and these drivers remaining robust; recurring Energy Infrastructure and After-Market Services product lines, including a large platform of international assets that are expected to continue serving the growing need for reliable power and energy independence; the expected benefits to the USA contract compression fleet driven by ongoing strength in customer demand; the expectation that a majority of the Engineered Systems backlog will convert into revenue in the next 12 months; the Company’s expectations for a balanced capital program in 2024; the expectations for growing demand in low-carbon solutions and the opportunities for the Company to capitalize on such demand through its vertically integrated natural gas and energy transition offerings;

Management’s Discussion and Analysis	M-18

the expectations to capture US$60 million in annual run-rate synergies within 12 to 18 months of the closing of the Transaction; The Company’s expectations in respect of its guidance including that total 2023 PP&E and growth capital expenditures will range for US$80 million to US$90 million; the Company’s plans to complete required upgrades on several facilities acquired through the Transaction; the Company’s expectations to invest in various small-scale, customer-sanctioned projects in the USA, LATAM and EH; the Company’s guidance in respect of other non-discretionary expenditures to be within the range of US$180 million to US$210 million; the Company’s expectations that utilization rates for its contract compression fleet will remain elevated, demand for the Exterran Cryogenic product line will strengthen, and sold margins on new Engineered Systems bookings will remain strong; the Company’s expectations for increased After-Market Services-related activities across the NAM region will continue through 2023; the expectations of the Company to increase its contract compression fleet utilization in LATAM; the Company’s expectations of ongoing demand for larger- scale energy infrastructure assets and integrated turnkey projects in the EH region; the anticipated increase in demand for natural gas and energy transition solutions in the Asia Pacific region; the Company’s expectations that cash flows from operations together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund the Company’s requirements for investments in working capital and capital assets; the expectations that Enerflex will continue to reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of the year; the ability of Enerflex to participate in developing and growing markets, which is expected to shape the energy transition landscape of the next several decades; the expectations for the Company to pay and to continue to pay a quarterly dividend to shareholders and that the Board will set the dividend based on the availability of cash flow, anticipated market conditions, and the general needs of the business; the Company’s plans to simplify its geographic footprint and consolidate its global manufacturing capacity; the Company’s expectations that the initial agreement between Blueberry River First Nations and the Government of British Columbia, coupled with development activities anticipated for LNG exports, will be constructive for the Canadian business; the intended use, if any, by Enerflex of the remaining funds under the Revolving Credit Facility; future capital expenditures, including the amount and nature thereof; commodity prices and the impact of such prices on demand for the Company’s products and services.

This forward-looking information and statements are based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction. All forward-looking information and statements in this MD&A is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment; interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure including new environmental, taxation, and other laws and regulations; the ability to successfully integrate Exterran and the timing and costs associated therewith; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management and difficulties in retaining personnel; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information and statements included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; potential undisclosed liabilities associated with the Transaction but unidentified during the due diligence process; the interpretation and treatment of the Transaction by tax authorities; the success of business integration and the time and costs required to successfully integrate; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s AIF for the year ended December 31, 2022.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex and its prospective financial performance, financial position, or cash flows, including leverage, operational efficiencies, scale, capital expenditures and WIP, non-discretionary expenses, and accretion, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex has included FOFI in this MD&A in order to provide readers with a more complete

M-19

perspective on the Company’s future operations and Management’s current expectations regarding the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The forward-looking information and statements and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information and statements included in this MD&A are made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis	M-20